Certification   Exhibit 99.1

Annual CEO Certification (Section 303A.12(a))

As the Chief Executive Officer of Zimmer Holdings, Inc. ("Company"), and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's Corporate Governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed as Exhibit H to the Company's Section 303A Annual Written Affirmation.

By: ⎯⎯⎯⎯⎯⎯⎯⎯⎯ /s/   J. Raymond Elliott ⎯⎯⎯⎯⎯⎯⎯⎯⎯

Print Name: J. Raymond Elliott
Title: *Chairman, President and Chief Executive Officer*
Date: May 13, 2005